Mail Stop 6010

May 30, 2008

Peter Giallorenzo
Chief Financial Officer
Interpharm Holdings, Inc.
75 Adams Avenue
Hauppauge, NY 11788

Re: Interpharm Holdings, Inc.
       Preliminary Information Statement on Schedule 14C
       Filed May 14, 2008
       File No. 1-15981

Dear Mr. Giallorenzo:

     We have completed our review of your information statement and have no further comments at this time. Please contact Song Brandon at (202) 551-3621 with any questions.

            Sincerely,

            Jeffrey Riedler
            Assistant Director

cc: Jay Weil
      Guzov Ofsink LLC
      600 Madison Avenue, 14th Floor
      New York, NY 10022